UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CIDARA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

171757 20 6

(CUSIP Number)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757 20 6	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Canaan XII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,400,000(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,400,000(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%(2)
12.	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 703,080 shares of common stock, $0.0001 par value per share, (“Common Stock”) of the Issuer directly held by Canaan XII L.P., a Cayman Islands limited partnership (the “Fund”), and 696,920 shares of Common Stock issuable upon the conversion of Series A preferred stock (“Series A Preferred Stock”) directly held by the Fund. The Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Voting Preferred Stock (“Certificate of Designation”) provides that a holder of Series A Preferred Stock generally has the right to convert each share of Series A Preferred Stock into 70 shares of Common Stock, provided that, subject to certain exceptions, a holder will not have a right to convert Series A Preferred Stock into Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Accordingly, the Fund’s ability to convert Series A Preferred Stock (and its resulting beneficial ownership) currently is limited by this conversion blocker.

(2)

The percent of class was calculated based on 7,038,241 shares of Common Stock outstanding as of July 19, 2024, as disclosed in the Form S-1 Registration Statement as filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 19, 2024.

CUSIP No. 171757 20 6	SCHEDULE 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners XII LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,400,000(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,400,000(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%(2)
12.	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 703,080 shares of Common Stock of the Issuer directly held by the Fund, and 696,920 shares of Common Stock issuable upon the conversion of Series A Preferred Stock directly held by the Fund. The Certificate of Designation provides that a holder of Series A Preferred Stock generally has the right to convert each share of Series A Preferred Stock into 70 shares of Common Stock, provided that, subject to certain exceptions, a holder will not have a right to convert Series A Preferred Stock into Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Accordingly, the Fund’s ability to convert Series A Preferred Stock (and its resulting beneficial ownership) currently is limited by this conversion blocker. Canaan Partners XII LLC, a Delaware limited liability company (the “General Partner”) is the general partner of the Fund and may be deemed to beneficially own the shares held by the Fund.

(2)

The percent of class was calculated based on 7,038,241 shares of Common Stock outstanding as of July 19, 2024, as disclosed in the Form S-1 Registration Statement as filed by the Issuer with the SEC on July 19, 2024.

CUSIP No. 171757 20 6	SCHEDULE 13G	Page 4 of 7 Pages

Item 1. Issuer

(a)	Name of Issuer:

Cidara Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6310 Nancy Ridge Drive, Suite 101 San Diego, California 92121

Item 2. Filing Person

(a) –(c) Name of Persons Filing; Address; Citizenship:

(i) Canaan XII L.P., a Cayman Islands limited partnership; and

(ii) Canaan Partners XII LLC, a Delaware limited liability company.

The address of the principal business office of each of the reporting persons is 2765 Sand Hill Road, Menlo Park, California 94025.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 171757 20 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 171757 20 6	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a)	and (b) Amount beneficially owned:

(i)	The Fund directly owns 1,400,000(1) shares of Common Stock, which represents approximately 9.99%(2) of the outstanding shares of Common Stock.

(ii)

The General Partner is the general partner of the Fund and may be deemed to beneficially own 1,400,000 shares of Common Stock, which represents approximately 9.99%(2) of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)		(ii)	(iii)		(iv)
Canaan XII L.P.	1,400,000	(1)	0	1,400,000	(1)	0
Canaan Partners XII LLC	1,400,000	(1)	0	1,400,000	(1)	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

(1)

Consists of (i) 703,080 shares of Common Stock of the Issuer directly held by the Fund, and 696,920 shares of Common Stock issuable upon the conversion of Series A Preferred Stock directly held by the Fund. The Certificate of Designation provides that a holder of Series A Preferred Stock generally has the right to convert each share of Series A Preferred Stock into 70 shares of Common Stock, provided that, subject to certain exceptions, a holder will not have a right to convert Series A Preferred Stock into Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Accordingly, the Fund’s ability to convert Series A Preferred Stock (and its resulting beneficial ownership) currently is limited by this conversion blocker. The General Partner is the general partner of the Fund and may be deemed to beneficially own the shares held by the Fund.

(2)

The percent of class was calculated based on 7,038,241 shares of Common Stock outstanding as of July 19, 2024, as disclosed in the Form S-1 Registration Statement as filed by the Issuer with the Securities and Exchange Commission on July 19, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 171757 20 6	SCHEDULE 13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 171757 20 6	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2024

CANAAN XII L.P.

By:	CANAAN PARTNERS XII LLC, its General Partner

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS XII LLC

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact